Exhibit 99.1

Scienjoy Initiates NFT Partnership with New York Art Galleries to Exhibit and Sell
NFT Art on Major Platforms, OpenSea, Rarible

BEIJING, August 16, 2021 /PRNewswire/ -- Scienjoy Holding Corporation (“Scienjoy”, the “Company”) (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, today announced plans for a pilot initiative to exhibit and sell the non-fungible token (NFT) artwork of young artists at a group of contemporary art galleries in the New York area.

Scienjoy and Global Friendship Exchange Foundation (“GFE Foundation”) have signed a memorandum of understanding with three contemporary art galleries with an interest in digital art NFTs, including Latitude Gallery, Onboard Gallery and Herr Gallery in New York.

The pilot initiative will kick off with a consortium group of young artists whose work will be minted into NFTs, exhibited in galleries, marketed in online auction spaces and connected for sale with online NFT exchange platforms. Scienjoy will provide technical backing, handle the minting and market testing of the NFTs, and connect and market the NFTs on various platforms such as OpenSea, Rarible, and Foundation.

The initial gallery partners have been selected for their innovative work in the NFT fine art space. As contemporary art galleries, Latitude Gallery, Onboard Gallery and Herr Gallery have already had initial programs that explored promoting and marketing the work of young artists around the world through digital art and crypto community networks. Starting in 2020, Latitude Gallery began hosting exhibits and events to assists artists in reaching out to NFT collectors. Onboard Gallery has conducted several NFT launch initiatives across various platforms and built a strong network of thought leaders and influencers in the digital art market. To date, Herr Gallery has focused on providing the technical backing and intelligent program design to enable artists to mint NFTs, access the market, and promote themselves on several channels and platforms.

For its part, Scienjoy has established a dedicated team of engineers with program design and gaming technology experience to mint the NFTs for the young artists, test sales, and market the NFT art on various networks. To test the market value of an individual piece, Scienjoy plans to use its entertainment platform of approximately 300,000 broadcasters to drop selected NFTs. The Scienjoy broadcasters will be able to trade the NFTs as gifts with others in Scienjoy’s blockchain-backed rewards system, and display the NFT artwork in Scienjoy’s virtual worlds and games. Scienjoy will also mint NFT gifts and promote them to its roughly 250 million registered users.

“While there have been a few high-profile auction house and gallery sales of digital fine art NFTs, the market is still very young and uncharted. For young artists, NFTs are particularly valuable as they have built-in mechanism for royalties to the artist for each further sale. In the traditional model, young artists could sell a piece at the beginning of their career and not share in any of the further sales if the piece increases in value in further auctions. It will be interesting to see how this changes the art world and how artists cultivate their oeuvre. For galleries, partnering with technology leaders like Scienjoy to access the NFT market expands our market reach globally.” said Sophie Zhou of the Latitude Gallery.

This deal is part of Scienjoy’s ongoing strategic partnership and foyer into digital art NFTs with the GFE foundation, a U.S. non-profit organization. The strategic partnership, announced on July 7, 2021, is dedicated to supporting young artists around the world. For Scienjoy, the partnership brings a new channel to explore intersections between virtual worlds and art, enrich the livestreaming ecosystem with high-value content, and discover a new category of livestreaming influencers. Scienjoy’s broadcaster livestreaming content has become increasingly diverse and now includes broadcasters who focus on cultural activities, health, cuisine, beauty, and now artists who can find a new way to reach fans and collectors through livestreaming. Scienjoy sees NFTs as an important tool in protecting and tracking the value of unique virtual items, as a step in creating the fully-immersive virtual reality worlds on its platforms. Scienjoy hopes to assist young artist in providing the technical expertise to allow artist to access the NFT market and navigate the process of marketing digital artwork.

“NFT creation is a key part of our ongoing strategy to attract high-quality creators to our platform across a variety of specialties to enrich and grow the value of our entertainment ecosystem,” said Victor He, chief executive officer of Scienjoy. “NFTs of digital tokens, original artwork, music and more are a great mechanism to allow our creators to monetize their work, and incentivize and empower them to invest time in creating content on our platform. We look forward to the creative outputs that our talented broadcaster and artist pool will conceive of in the future.”

To celebrate the beginning of the campaign, Scienjoy and the GFE Foundation will host a hybrid online and offline opening gala in New York in October 2021 to present the current top ten NFT artists from the program, celebrate and exhibit current works, share developments in the industry, and showcase artist stories from the initiative. With this and other future events, Scienjoy and the GFE foundation are building a community and support network for young creators to thrive.

About Scienjoy Holding Corporation:

Founded in 2011, Scienjoy is a leading mobile livestreaming platform in China, and its core mission is to build a livestreaming service matrix that delivers pleasant experiences to users. With approximately 250 million registered users, Scienjoy currently operates four brands of livestreaming platforms, consisting of Showself, Lehai, Haixiu, and BeeLive (including Mifeng [Chinese version] and BeeLive International [international version]). Scienjoy adopts multi-platform operation strategies and is committed to providing high-quality and value-added services for users with innovative thinking. Based on in-depth knowledge and research of the livestreaming industry and user behavior, Scienjoy is devoted to building fully-immersive virtual reality worlds in which the virtual world and reality are integrated within the livestreaming scenario, deeply integrating the industry through diversified live broadcasting scenarios, and empowering the industry by building a content-rich and vibrant Livestreaming Full Ecosystem. For more information, please visit http://ir.scienjoy.com/.

About the Global Friendship Exchange Foundation:

The Global Friendship Exchange Foundation (“GFE Foundation”) is a registered U.S. non-profit 501 (c)(3) organization with presence across the United States. The GFE Foundation works with the mission to support young artists around the world. To this end, the GFE Foundation creates opportunities, platforms, and events to support young artists. Above all, the GFE Foundation seeks to support all kinds and forms of arts with a platform to support artists in delivering value to the world.

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Media Relations Contact

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ICR Inc.
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Investor Relations Contacts

Ray Chen
VP, Investor relations
Scienjoy Holding Corporation
ray.chen@scienjoy.com
+86-010-64428188